UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: October 27, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

SKY-MOBI LIMITED FORMS STRATEGIC COOPERATION WITH SINA

CORPORATION FOR WEIBO ON MOBILE HANDSETS

HANGZHOU, China, Oct. 24, 2011 (GLOBE NEWSWIRE) — Sky-mobi Limited (Nasdaq: MOBI) (“Sky-mobi” or the “Company”), a leading mobile application store and mobile social network community operator in China, today announced that it has entered into a strategic agreement with SINA Corporation (Nasdaq: SINA), a leading online media company and mobile value-added service (“MVAS”) provider for China and the global Chinese communities.

Under the terms of the agreement, SINA’s microblog Weibo.com will be made available as a downloadable application via the Maopao application store and via technical plug-ins to Sky-Mobi’s Maopao mobile social network. Weibo.com is one of the most popular social media sites in China.

The strategic partnership will make Weibo a core component of Maopao Community, allowing Maopao users to use their existing Maopao Community access to directly participate in all the fun of Weibo, including posting, browsing, forwarding, commenting, sharing and more. SINA will give Sky-mobi the exclusive rights to promote Weibo products on Mediatek, Spreadtrum and M-Star based mobile handsets.

“Weibo.com is literally the hottest social media in China and we are thrilled to be a partner. Bringing the excitement of Weibo microblogging to our Maopao platform means Ski-Mobi’s millions of users will have even more world-class media and entertainment options from which to choose. It will be a win-win partnership as mobile users are excellent microbloggers and we also anticipate having Weibo will further increase the stickiness of our Maopao users,” Mr. Michael Song, Chairman and Chief Executive Officer of Sky-mobi, stated.

“SINA is excited to partner with Sky-mobi and make Weibo.com accessible from Maopao, one of the largest mobile communities in China, further increasing Weibo.com’s mobile user base,” stated Mr. Fei Gao, Vice President and General Manager, SINA Mobile.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at the telecommunications industry and mobile applications-related services; the Company’s ability to maintain cooperation relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers, and ultimately mobile network operators, for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the expected growth of the smart phone market; its ability to obtain and maintain all applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China as measured by revenues in 2010, according to Analysys International. The company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

The Sky-mobi Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8458

About SINA

SINA Corporation (Nasdaq:SINA) is an online media company and mobile value added service (MVAS) provider in China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services mainly through SINA.com (online news and content), Weibo.com (microblog) and SINA Mobile (MVAS). Through these businesses and properties and other business lines, SINA offers an array of services including region-focused online portals, microblog, blog, video and music streaming, photo sharing, online games, email, search, classified listings, MVAS, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from fee-based services.

Contact

Sky-mobi Limited

Mr. Carl Yeung, CFO

Phone: +(86) 571-87770978 (Hangzhou)

Email: ir@sky-mobi.com

CCG Investor Relations

Elaine Ketchmere, Partner and VP

Phone: +(1) 310-954-1345 (Los Angeles)

Email: elaine.ketchmere@ccgir.com